March 25, 2014

VIA EDGAR AND FEDEX	FOIA CONFIDENTIAL TREATMENT REQUESTED BY QUOTIENT LIMITED

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Attention: Jeffrey P. Riedler, Esq. and Rose Zukin, Esq.

Re:	Quotient Limited

Registration Statement on Form S-1

Filed March 7, 2014

File No. 333-194390

Dear Mr. Riedler and Ms. Zukin:

On behalf of our client, Quotient Limited, a company incorporated under the laws of Jersey, Channel Islands (the “Company”), we are submitting this letter in response to comments received from the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) by letter dated February 19, 2014 (the “Comment Letter”), relating to the Company’s draft registration statement on Form S-1, which the Company confidentially submitted to the Commission on January 22, 2014, and which the Company subsequently revised in response to the Comment Letter and publicly filed on March 7, 2014 (as so revised and filed, the “Original Registration Statement”). Concurrent with the submission of this response letter, the Company is filing Amendment No. 1 to the Original Registration Statement (as so amended, the “Registration Statement”). In this letter, we are only responding to comment number 22 in the Comment Letter, which has been reproduced in its entirety below.

Confidential Treatment Request

Due to the commercially sensitive nature of information contained herein, the Company hereby requests, pursuant to 17 C.F.R. § 200.83, that certain portions of this letter be maintained in confidence, not be made part of any public record and not be disclosed to any person, as they contain confidential information. The Company has excluded the confidential portions of this letter from the copy of the letter filed on EDGAR.

In accordance with 17 C.F.R. § 200.83(d)(1), if any person (including any governmental employee who is not an employee of the Commission) should request access to or an opportunity to inspect this letter, we request that we be immediately notified of any such request, be furnished with a copy of all written materials pertaining to such request (including, but not limited to, the request itself) and be given at least ten business days advance notice of any intended release so that the Company may, if deemed necessary or appropriate, pursue any remedies available to it. In such an event, we respectfully request that you telephone the undersigned rather than rely upon the U.S. mail for such notice. The address and telephone number for the undersigned is c/o Clifford Chance US LLP, 31 West 52nd St., New York, NY 10019, Attention: Per B. Chilstrom, Esq., telephone number (212) 878-3079.

FOIA Confidential Treatment Requested

By Quotient Limited

Registration Statement on Form S-1

Filed March 7, 2014

File No. 333-194390

Staff Comment and Company Response

Critical Accounting Policies and Significant Judgments and Estimates

Stock Compensation Expense, page 71

22.	We may have additional comments on your accounting for stock compensation and related disclosure once you have disclosed an estimated offering price. Please provide quantitative and qualitative disclosures explaining the difference between the estimated offering price and the fair value of each equity issuance issued in the past year up to the date of effectiveness.

Company Response:

We respectfully advise the Staff that, on March 21, 2014, the Company, based on information provided by its underwriters, determined that:

(i)	it will undertake a share consolidation (a reverse stock split) (the “Reverse Stock Split”) immediately prior to closing of its initial public offering, issuing 32 new ordinary shares of the Company, no par value (“Ordinary Shares”), for every 100 Ordinary Shares in issue (the “Reverse Stock Split Ratio”). The terms of all share options granted and warrants issued by the Company will also be adjusted to reflect the Reverse Stock Split Ratio; and

(ii)	the estimated offering price range to be included on the cover of the Company’s preliminary prospectus (the “Cover Page”) is likely to be $[***] to $[***] per Ordinary Share. The midpoint of the estimated price range is $[***] per Ordinary Share (the “Midpoint Price”). The Company anticipates making a final determination of the estimated offering prices to be included on the Cover Page within the next 7 to 10 days.

Please note that the foregoing per share amounts, and the other per share amounts set forth in this letter, reflect the impact of the Reverse Stock Split.

As is typical in initial public offerings, the final estimated price range included on the Cover Page will not be derived using a formal determination of fair value, but instead will be determined primarily through negotiation between the Company and its underwriters. Among the factors that the Company expects to consider in setting the estimated price range for the offering are the following:

•	an analysis of the typical valuation ranges seen in recent initial public offerings by companies in the Company’s industry, and by companies conducting initial public offerings generally;

•	the recent market prices of, and the demand for, publicly-traded common equity of companies in the Company’s industry, and public companies generally;

•	the general condition of the securities markets;

•	an assumption that there would be a receptive public trading market for medical diagnostics companies such as the Company;

•	an assumption that there would be sufficient demand for the Ordinary Shares to support an offering of the size contemplated by the Registration Statement; and

•	preliminary discussions with the underwriters concerning the potential valuation of the Company.

CERTAIN CONFIDENTIAL INFORMATION CONTAINED IN THIS DOCUMENT, MARKED BY [***], HAS BEEN

OMITTED AND FILED SEPARATELY WITH THE COMMISSION PURSUANT TO 17 C.F.R. §200.83

FOIA Confidential Treatment Requested

By Quotient Limited

Registration Statement on Form S-1

Filed March 7, 2014

File No. 333-194390

A.	Subscription for C Preference Shares

On December 6, 2013, the Company issued 297,333 C Preference shares at an issue price of $9.38 per share (the “Prior Valuation Price”). The issue price for the new C Preference shares (which rank equally with the Company’s A Preference shares and B Preference shares in terms of underlying equity participation) was determined by the Company’s board of directors, following consultation with its controlling shareholders, but without input from any external evaluators. The Prior Valuation Price was negotiated between the two controlling shareholders of the Company, who together controlled 96% of the Company’s issued share capital at that time. Although not on a pro rata basis, 81% of the shares issued by the Company on December 6, 2013 were subscribed for by the Company’s controlling shareholders (or, in the case of Quotient Biodiagnostics Group Limited (“QBDG”), Mr. Paul Cowan who is the spouse of the sole shareholder, Mrs. Deidre Cowan, of QBDG). The remaining C Preference shares were subscribed for by members of the Company’s senior management team and Directors, as well as an outside strategic consultant, Mr. Stephen Unger, who was subsequently appointed as the Company’s Chief Financial Officer.

The Midpoint Price exceeds the Prior Valuation Price by $[***] per share. The Company respectfully submits that the difference between the Prior Valuation Price and the Midpoint Price is primarily attributable to the differences in the methodologies for determining the two prices:

(i)	The Prior Valuation Price was a negotiated price between the controlling shareholders of Company, who then subscribed for 81% of the shares issued on December 6, 2013 at the Prior Valuation Price. Among other factors, the Prior Valuation Price reflected the continued lack of liquidity in the Company’s shares and continued uncertainty surrounding future sources of funding for the Company. The December 6, 2013 valuation was completed at the time that the Company entered into the MidCap debt facility arrangements, but this was only an interim stage in the Company’s funding process. While the Company considered an initial public offering a possibility at the time, there was no certainty that it would be completed.

(ii)	In contrast, the Midpoint Price assumes with 100% probability that the Company will complete the contemplated initial public offering (in connection with which all of the Company’s outstanding equity share capital will be converted into Ordinary Shares) during the second quarter of 2014. The Midpoint Price also assumes that a public market for the Ordinary Shares has been created, and therefore excludes any discount for lack of marketability of the Ordinary Shares.

The Company also believes that the difference between the Prior Valuation Price and the Midpoint Price is justified by other factors, such as the inherent uncertainty of completing a successful initial public offering and the possibility that the actual offering price could be substantially lower than the estimated offering price range provided by the Company’s underwriters. In addition, the receipt of proceeds from an initial public offering significantly reduces development risk associated with the MosaiQTM project, a key driver of future value for the Company.

CERTAIN CONFIDENTIAL INFORMATION CONTAINED IN THIS DOCUMENT, MARKED BY [***], HAS BEEN

OMITTED AND FILED SEPARATELY WITH THE COMMISSION PURSUANT TO 17 C.F.R. §200.83

FOIA Confidential Treatment Requested

By Quotient Limited

Registration Statement on Form S-1

Filed March 7, 2014

File No. 333-194390

B.	Grant of Share Options

Below is a table summarising share option grants by the Company over the past twelve months:

Equity award issuance	Date of Grant	Number of Securities	Type of Securities Upon Exercise	Per share fair value		Midpoint Price
Issue of options	April 11, 2013	96,000	Ordinary Shares		$2.97	$[***]
Issue of options	June 28, 2013	241,614	Ordinary Shares		$3.28	$[***]
Issue of options	November 18, 2013	60,334	Ordinary Shares		$9.38	$[***]
Issue of options	February 13, 2014	12,000	Ordinary Shares	$	[***]	$[***]
Issue of options	March 5, 2014	67,200	Ordinary Shares	$	[***]	$[***]

For the issuance of share options in 2013, the Midpoint Price exceeds the “Per share fair value” by between $[***] and $[***] per share. This difference is accounted for by a variety of factors.

The exercise price of individual share options were determined by reference to the then latest issue price of A Preference shares and B Preference shares by the Company, which are convertible into Ordinary shares upon an initial public offering. Share options are only exercisable into Ordinary Shares, although the Company has not issued any Ordinary Shares since its incorporation (other than as a consequence of the exercise of share options).

The Directors performed a retrospective review of the fair values of the Ordinary Shares as at the date of each share option award. In the case of the share option grants in 2013, the “Per share fair value” was derived by applying a discount of between 0.0% and 10.0% to the most recent issue or transaction prices (there were some share sales between QBDG and certain directors of the Company) for A Preference shares and B Preference shares (or, in the case of the November 2013 share option awards, by reference to the price per share contemplated by the issue of C Preference shares completed in December 2013). A 0.0% discount was applied to the June and November share option grants to reflect the fact that ongoing work on the MosaiQ™ project had reduced the risks associated with the project’s development. In contrast, a 10% discount was applied to arrive at the “Per share fair value” for the April 2013 share option grant.

Given the proximity to the Company’s initial public offering, the per share fair value of all share options awarded in 2014 will equal to the Midpoint Price.

The Company respectfully submits that the difference between the “Per share fair value” for share option awards and the Midpoint Price is primarily attributable to important differences in the methodologies for determining the two prices, and other factors:

(i)	The “Per share fair value” was derived by applying a discount to the most recent issue or transaction price for the Company’s A Preference shares and B Preference shares or, in the case of the November 2014 share option award, the issue price per share contemplated by the issue of C Preference shares completed in December 2013; and

CERTAIN CONFIDENTIAL INFORMATION CONTAINED IN THIS DOCUMENT, MARKED BY [***], HAS BEEN

OMITTED AND FILED SEPARATELY WITH THE COMMISSION PURSUANT TO 17 C.F.R. §200.83

FOIA Confidential Treatment Requested

By Quotient Limited

Registration Statement on Form S-1

Filed March 7, 2014

File No. 333-194390

(ii)	The Midpoint Price assumes with 100% probability that the Company will complete the contemplated initial public offering (in connection with which all of the Company’s outstanding equity share capital will be converted into Ordinary Shares) during the second quarter of 2014. The Midpoint Price also assumes that the initial public offering has occurred and a public market for the Ordinary Shares has been created, and therefore excludes any discount for lack of marketability of the Ordinary Shares.

In conclusion, the Company respectfully submits that the difference between the Prior Valuation Price and the “Per share fair value” of share option awards and the Midpoint Price is reasonable in light of the considerations outlined above.

The Company expects to add disclosure to the effect of the foregoing in its next amendment to the Registration Statement, which the Company expects will include the price range. The Company anticipates filing this amendment in the next 7 to 10 days.

* * * * *

Should the Staff have any questions or comments regarding any of the foregoing, please do not hesitate to contact the undersigned via telephone at (212) 878-3079 or via email at Per.Chilstrom@CliffordChance.com, or in his absence, Alejandro Camacho via telephone at (212) 878-8434 or via email at Alejandro.Camacho@CliffordChance.com.

Sincerely,

CLIFFORD CHANCE US LLP

/s/ Per Chilstrom
Per Chilstrom

cc:

Quotient Limited

Paul Cowan, Chief Executive Officer

Stephen Unger, Chief Financial Officer

Roland Boyd, Group Financial Controller and Treasurer

Clifford Chance US LLP

Alejandro E. Camacho, Esq.

Gibson, Dunn & Crutcher LLP

Glenn R. Pollner, Esq.

CERTAIN CONFIDENTIAL INFORMATION CONTAINED IN THIS DOCUMENT, MARKED BY [***], HAS BEEN

OMITTED AND FILED SEPARATELY WITH THE COMMISSION PURSUANT TO 17 C.F.R. §200.83